SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 5, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:    Press releases

FOR IMMEDIATE RELEASE

TURKCELL ANNUAL GENERAL ASSEMBLY DECISIONS DATED APRIL 29, 2005

Istanbul, Turkey: April 29, 2005 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today the following decisions taken at its Annual General Assembly:

1.	The possible acquisition of all Turkcell Holding A.S. Class B shares owned by Çukurova Group by Sonera Holding B.V. has been approved with 99.55% votes in favor by the shareholders represented at the Ordinary General Assembly;

2.	The amendments to the Articles of Association; namely, article 9 (“Board of Directors”) increasing the number of members of the Board of Directors from 7 to 9 and the appointing of two independent board members has been rejected; article 11 (“Meeting of Board of Directors”) requiring six votes in favor for a meeting quorum, and five votes in favor for a decision quorum has been rejected; article 13 (“Sharing Duties and Assigning Directors”), and article 21 (“Determining and Distribution of Profit”) have been approved. In addition, the amendment in article 6 titled “Company Capital” resulting from the transition to the New Turkish Liras in accordance with the amendment in the applicable Turkish Law, and the increase in registered capital ceiling of Turkcell from TL1,500,000,000,000,000 to TRY2,200,000,000 has been approved;

3.	The net distributable income of TRY500,255,129 (US$361 million*), which was generated in 2004, according to Capital Market Boards Communiqué Serial: XI, No: 25 accounts, shall be distributed to our shareholders in cash and bonus. Out of the total amount; 50%, which corresponds to TRY250,127,565 (US$181 million*) shall be distributed in cash. As this whole amount to be distributed in cash is obtained by the investment incentive utilized within the scope of the investments made during the period prior to April 24, 2003 and withholding tax have already been paid over this amount due to the investment allowance exception, the same amount shall be distributed to our shareholders without any withholding tax deductions. In this respect, TRY0.169619 (US$0.0001225*) in net per ordinary share (US$0.306* per ADR) shall be paid in cash equally to our shareholders for each share having a nominal value of TRY1. Accordingly, the foregoing cash dividend amount to be paid for each share having a nominal value of TRY 1 shall be completed to New Kurus during the dividend distribution;

The amount of TRY234,091,601 (US$169 million*) remaining after distributing the cash dividend and setting aside the second legal reserves of TRY16,035,963 (US$11.6 million*) as well as the capital inflation adjustment difference in the legal records, which amounts to TRY146,156,379 (US$106 million*); namely, TRY380,247,980 (US$275 million*) in total, shall be added to the capital. The bonus share certificates to be issued by adding the dividend and the capital inflation adjustment difference to capital shall be distributed to our shareholders. The rate of the bonus share certificate to be issued for each share having a nominal value of TRY1 and to be distributed to our shareholders, shall be 25.785829%;

The cash dividend payment to our shareholders shall commence on May 17, 2005 in Istanbul Head Office, Goztepe, Osmanbey, Izmir and Ankara branches of Yapi Kredi Menkul Degerler A.S. and also in IMKB Takas ve Saklama Bankasi A.S. (ISE Clearance House) located at Sisli Merkez Mah. Abide-i Hürriyet Cad. Mecidiyeköy Yolu Sok. No:286 Sisli 34381 Istanbul and shall be made in exchange of the dividend share denominations for year 2004 and the bonus share certificates to be issued by adding the dividend and the capital inflation adjustment difference to the capital shall be distributed to our shareholders in exchange of new share purchase denomination no. 4, commencing from May 31, 2005 in Istanbul Head Office, Goztepe, Osmanbey, Izmir and Ankara branches of Yapi Kredi Menkul Degerler A.S. and also in IMKB Takas ve Saklama Bankasi A.S. (ISE Clearance House) located at Sisli Merkez Mah. Abide-i Hürriyet Cad. Mecidiyeköy Yolu Sok. No:286 Sisli 34381 Istanbul;

4.	KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S., appointed by the Board of Directors as the independent external audit firm for the year, was approved pursuant to Article 14 of the Regulation of the Independent External Auditing in the Capital Markets promulgated by the Capital Market Board;

5.	Hamit Sedat Eratalar and Ibrahim Alpay Demirtas are determined as Turkcell’s statutory auditors for a year;

6.	Members determined as Turkcell’s Board of Directors for a period of three years are as follows: Mehmet Emin Karamehmet (Cukurova Holding A.S.), Osman Berkmen (Cukurova Holding A.S.), Erdal Asim Durukan (Sonera Holding B.V.), Kim Juhani Ignatus (Sonera Holding B.V.), and Nazmi Tanju Turegun, Yavuz Baylan, and Mehmet Bulent Ergin.

In addition, Turkcell’s Disclosure Policy, which was prepared by Turkcell’s Board of Directors has been presented to the shareholders at the General Assembly.

Turkcell has an Investor Relations section under Company’s web site at www.turkcell.com.tr from which shareholders and stakeholders can access all announcements disclosed to the public including information on Shareholder Structure, Corporate Governance practice of the Company, General Assembly, Financial reports, Financial calendar, Announcements, Share price, Frequently asked questions and contact information.

* Based on Turkish Central Bank’s TRY/US$ exchange rate of TRY1.3844 dated April 29, 2005.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 24.3 million postpaid and prepaid customers. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 442 operators in 176 countries as of April 13, 2005. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.9 million subscribers as of December 31, 2004.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 12 75
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr	Citigate Dewe Rogerson Europe: Kate Delahunty Tel: +44-20/7282-2934 Email: kate.delahunty@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-80 80 Email: vhofstad@sardverb.com

Media:
Ilke Homris, Corporate Communications
Tel: + 90 212 313 2320
Email: ilke.homris@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

FOR IMMEDIATE RELEASE

TURKCELL BoD DECISIONS DATED APRIL 22, 2005

Istanbul, Turkey: April 25, 2005 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that Turkcell’s Board of Directors, in order to enhance Turkcell’s corporate governance practices in compliance with the applicable regulations of the Istanbul Stock Exchange and those of the New York Stock Exchange, decided to recommend Mr. Jean-Louis Vinciguerra and Mr. Malcolm Coster as independent board members to be elected to our Company’s Board Of Directors and  Mr. Jean-Louis Vinciguerra is expected to chair the Audit Committee and Mr. Malcolm Coster  is expected to be a member of the Audit Committee and to chair the Corporate Governance Committee.

Jean-Louis Vinciguerra currently is the Director of the Aga Khan Fund for Economic Development (AKFED), an Independent Director and Chairman of the Audit Committee at Nexans and previously a Board Member and Chairman of the Audit Committee at Orange, Wanadoo, Equant (France Telecom).

Mr. Vinciguerra is a graduate of the Institute of Political Studies in Paris; he also holds a Ph.D. in Economics from the University of Paris and he completed the Program for Management Development of the Harvard Business School.

Malcolm Coster is the Executive Chairman of MTL Instruments Group plc and President and CEO of Warp Technology Holdings Inc. He is also a Non-Executive Director of BTG Group plc and Non-Executive Director of The Performing Right Society and the MCPS-PRS Alliance. Mr. Coster was previously President of Unisys Europe and an Executive Partner and Head of Management Consulting at Coopers & Lybrand.

Mr. Coster earned his Bachelor of Science Degree with Special Honours in Mathematics from Kings College, London University.

www.turkcell.com.tr

1

About Turkcell

Turkcell is the leading GSM operator in Turkey with 24.3 million postpaid and prepaid customers as of March 31, 2005. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 442 operators in 176 countries as of April 13, 2005. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.9 million subscribers as of December 31, 2004.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 12 75
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr	Citigate Dewe Rogerson Europe: Kate Delahunty Tel: +44-20/7282-2934 Email: kate.delahunty@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-80 80 Email: vhofstad@sardverb.com

Media:
Ilke Homris, Corporate Communications
Tel: + 90 212 313 2320
Email: ilke.homris@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

2

FOR IMMEDIATE RELEASE

TURKCELL’S BOARD APPROVES CAPITAL INCREASE IN THE FORM OF BONUS SHARES

Istanbul, Turkey, May 2, 2005 – Turkcell (NYSE:TKC, ISE:TCELL) (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced that the Company’s Board of Directors convened on April 29, 2005, and approved capital increase in the form of bonus shares.

Following the approval of the increase in registered capital ceiling of Turkcell (the “Company”), to TRY2,200,000,000 from TRY1,500,000,000 on April 29, 2005, on the Annual General Assembly, the Board of Directors, on April 29, 2005, resolved that the issued capital of the Company would be increased to TRY1,854,887,341 from TRY1,474,639,361. Accordingly, the total amount to be increased is TRY380,247,980. Of this, TRY234,091,601 is from the distributable income of the Company from 2004 earnings while TRY146,156,379 is from the capital inflation adjustment. The total amount will be added to the capital of the Company and the bonus shares to be issued accordingly will be distributed to our shareholders.

As announced earlier, the rate of the bonus share certificate to be issued for each share having a nominal value of TRY1 and to be distributed to our shareholders, will be 25.785829% and an application will be made to the Capital Markets Board and Istanbul Stock Exchange by the Company, for the registration of the bonus share certificates to be issued after the capital increase.

www.turkcell.com.tr

1

About Turkcell

Turkcell is the leading GSM operator in Turkey with 24.3 million postpaid and prepaid customers as of March 31, 2005. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 446 operators in 176 countries as of May 2, 2005. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.9 million subscribers as of December 31, 2004.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 12 75
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr	Citigate Dewe Rogerson Europe: Kate Delahunty Tel: +44-20/7282-2934 Email: kate.delahunty@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-80 80 Email: vhofstad@sardverb.com

Media:
Ilke Homris, Corporate Communications
Tel: + 90 212 313 2320
Email: ilke.homris@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

2

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 5, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer